04003204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42976

RECEIVED FEB 27 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

QUAKER SECURITIES, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1288 Valley Forge Road, Suite 75
(No. and Street)

Valley Forge	Pennsylvania	19482
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Gallagher (610) 935-6135
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

1700 Market Street	Philadelphia	Pennsylvania	19103-3984
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, Stephen Gallagher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of QUAKER SECURITIES, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

NOTARIAL SEAL
LAURA L. DeSTEFANO, Notary Public
Schuylkill Twp., Chester County
My Commission Expires December 19, 2005

Sworn to and subscribed before me this 18th day of Feb 2004.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. *
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*Included in (g) above

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

QUAKER SECURITIES, INC.
(A PENNSYLVANIA CORPORATION)
(S.E.C. I.D. No. 8-42976)

BALANCE SHEET
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Filed in accordance with rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Quaker Securities, Inc.:

We have audited the accompanying statement of balance sheet of Quaker Securities, Inc. (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2004

QUAKER SECURITIES, INC.
(A Pennsylvania Corporation)

BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 1,383,938
CLEARING BROKERS DEPOSIT	750,000
COMMISSIONS RECEIVABLE	1,065,693
PROPERTY AND EQUIPMENT—Net of accumulated depreciation of $402,431	188,951
OTHER RECEIVABLES	208,792
RECEIVABLES FROM AFFILIATES	365,610
PREPAID EXPENSES AND OTHER ASSETS	92,366
TOTAL ASSETS	$ 4,055,350

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	$ 43,776
Payable to affiliates	195,007
Accrued expenses	1,531,437
Income taxes payable	88,490
Total liabilities	1,858,710
SHAREHOLDER'S EQUITY:	
Common stock (Class A shares at .01 par value, 1,000,000 shares authorized, issued and outstanding)	10,000
Additional paid-in capital	1,224,199
Retained earnings	962,441
Total shareholder's equity	2,196,640
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,055,350

See notes to balance sheet.

QUAKER SECURITIES, INC.
(A Pennsylvania Corporation)

NOTES TO BALANCE SHEET
YEAR ENDED DECEMBER 31, 2003

1. ORGANIZATION AND NATURE OF BUSINESS

Quaker Securities, Inc. (the "Company") was incorporated on June 26, 1990 for the purpose of providing execution services as a registered broker-dealer. The Company provides institutional investors with private broker services for the execution of trades in listed equities, futures, options, NASDAQ/OTC, and equity basket trading from a wide range of domestic and foreign markets. The Company clears all of its customers' securities transactions on a fully disclosed basis through full service brokerage firms. Substantially all of the Company's revenue is from broker-dealer commissions. Approximately 60 percent of the Company's revenues are derived from customers located in the United States of America, and approximately 40 percent is derived from customers located in Europe and serviced by the Company's office in Nyon, Switzerland.

The Company is wholly owned by Citco Quaker Holdings, Inc. (the "Parent") whose ultimate parent company is The Citco Group, Ltd.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash and cash equivalents as of December 31, 2003 include highly liquid investments with maturities of three months or less and an overnight investment of $290,959 representing one or more U.S. Government Securities.

Clearing Brokers Deposit—The Company has $750,000 on deposit with clearing brokers to secure its clearing agreements. Pursuant to these clearing agreements, the Company is required to assume customer obligations in the event of default.

Concentration of Credit Risk—The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash due from clearing organizations and commissions receivable. The Company places its cash with commercial banking institutions. At times, such cash may be in excess of the Federal Deposit Insurance Corporation insurance limit. In addition, the Company routinely assesses the financial strength of its customers as well as its broker-dealer counterparties and, as a consequence, believes that its credit risk exposure is limited.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are stated at cost less accumulated depreciation and includes leasehold improvements, computer equipment, and furniture and fixtures. Major renewals and betterments are capitalized.

Income Taxes—The Company accounts for deferred income taxes in accordance with Statement of Financial Accounting Standards No. 109. Temporary differences between income reported for financial statement purposes and taxable income are not significant; accordingly, no deferred income taxes have been recorded as of December 31, 2003.

Estimates—The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's ratio of aggregate indebtedness to net capital was 1.87 to 1. The Company's net capital was $1,069,218, and the required net capital was $135,581.

The Company is exempt under the provisions of Rule 15c3-3 (Computation for Determination of Reserve Requirements for Brokers and Dealers) of the Securities Exchange Act of 1934, because it does not hold funds or securities for, or owe money or securities to, its customers.

The Company has entered into a written agreement with its clearing firms which requires the clearing firms to perform a "PAIB reserve computation" with regard to all the assets of the Company held by the respective clearing firm. Consequently, the assets of the Company held at the clearing firms are treated as allowable assets for purposes of the Company's net capital computation.

4. RELATED PARTIES

During the year ended December 31, 2003, the Company entered into various transactions with related parties. These transactions and the principal terms are summarized below:

At December 31, 2003, the Company had $100,540 on deposit with an affiliate bank.

At December 31, 2003, the receivable to affiliates of $365,610 primarily represents amounts due from an affiliate entity.

At December 31, 2003, payable to affiliates of $195,007 includes amounts due to the Parent and related entities.

5. CAPITAL LEASE OBLIGATION

The Company was obligated under a capital lease for certain office and computer equipment. The capital lease obligation was fully depreciated prior to December 31, 2003.

6. COMMITMENTS AND CONTINGENCIES

The Company will be renting office space in Malvern, Pennsylvania from an affiliate company under the terms of an annual operating lease beginning in March 2004. Also, certain equipment is leased from nonrelated parties under operating leases expiring at various dates through January 2005.

The Company opened a trading office in Nyon, Switzerland in July 2000. The facilities were leased from a related party under the terms of an operating lease which expires on December 31, 2010. The lease is cancelable after a six-month notification.

In October 2002, the Company leased an automobile under the terms of an operating lease expiring in March 2005.

The Company is currently leasing transaction order software from an unrelated party under a service agreement. The agreement is cancelable after a twelve-month notification.

The following is a summary of future minimum lease payments required under these noncancelable operating leases:

Year Ending December 31	
2004	$ 316,409
2005	87,851
2006	84,000
	$ 488,260

The Company has a loan guarantee in place with an affiliate company. The guarantee arose due to the start up operations of the affiliate company. The term of the guarantee is 3.5 years and expires on November 4, 2004. A default by the affiliate company would require the performance of the loan by the Company. The maximum potential amount of future payments by the Company on the guarantee is $250,000. At December 31, 2003, the loan amount outstanding by the affiliate company was $145,000.

7. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) retirement saving plan (the "Plan") covering all qualified employees in the United States of America. Employees eligible to participate in the Plan must have completed three months of service and attained the age of 21. Under the terms of the Plan, the Company matches 100 percent of the employee's contribution up to 4 percent of total salary. The Plan also has a profit sharing feature, where the Company can contribute at its discretion.

Employees of the Company in Nyon, Switzerland are covered by a defined contribution government mandated retirement plan with an employer matching provision.

* * * * * *

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 18, 2004

Quaker Securities, Inc.
1288 Valley Forge Road
Suite 75
Valley Forge, PA 19482

In planning and performing our audit of the balance sheet of Quaker Securities, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 18, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP